

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2010

<u>Via electronic mail to pgoldstein@gabelli.com and U.S. Mail</u>

Peter D. Goldstein, Esq.
Chief Compliance Officer
The Gabelli Funds
One Corporate Center
Rye, New York 10580-1422

> **Re: The Gabelli Global Multimedia Trust Inc. (the "Company")
> Definitive Additional Materials filed on Schedule 14A
> Filed June 9, 2010
> File No. 811-08476**
>
> **Definitive Proxy Statement filed on Schedule 14A
> Filed May 14, 2010
> File No. 811-08476**

Dear Mr. Goldstein:

We have reviewed your filings and have the following comments. We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings to the extent required, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment to any filing is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Additional Materials filed June 9, 2010</u>

1) The press release dated June 8, 2010 and included as part of the definitive additional materials was filed on June 9, 2010. Please advise us why this filing was not made on June 8, 2010 as is required by Exchange Act Rule 14a-6(b).

2) The press release indicates that the Company "has adjourned its Annual Meeting…" Please advise us of the legal authority upon which the Company relied to adjourn the meeting. In preparing your response, please specifically address whether the Company relied upon the proxy authority conveyed by votes supporting the third proposal in the Company's definitive proxy statement as a source of authority to defer the meeting to a later date.

3) The press release states that "without those [Lazard Asset Management] shares, a quorum was not present and the Meeting was adjourned." This statement implies that a meeting had commenced that required subsequent action on behalf of the Company to adjourn. Please advise how the meeting could have been deemed to have been duly convened and thus subject to adjournment if a quorum was not present.

4) Please advise us of exactly what resources were consulted in making the calculation regarding whether holders of a majority of all the votes entitled to be cast at the meeting were present, in person or by proxy, for purposes of determining the quorum. Please specify in your response whether or not the resources consulted included an examination of the actual voting selections made by security holders. In addition, please advise us of the name of the person or persons who made the determination on behalf of the Company of whether or not a quorum was reached. In providing your response, please explain to us whether the Company was first advised by a third party that a quorum was present before the Company independently concluded that a quorum had not been reached.

5) The press release indicates that "one of the Fund's largest beneficial owners of shares…was not voting as the Board recommended on several proposals [and should] more appropriately file with the SEC a Schedule 13D…" Please explain to us the legal basis upon which the Company concluded that the beneficial owner's continued reporting on Schedule 13G was inappropriate. In providing your response, please advise us of the extent to which the Company considered the Commission guidance enunciated in Exchange Act Release 39538 (January 12, 1998) regarding Schedule 13G eligibility. In addition, specifically address for us, with a view toward revised disclosure, whether the Company was aware during the meeting and at the time the press release was issued that the Commission has explained in this release that "voting in favor of an insurgent…without more, would not cause the loss of Schedule 13G eligibility, regardless of the subject matter."

6) The press release states, "Mario J. Gabelli, Chairman of the Board of the Fund, then announced that the Meeting would be adjourned…" and further indicates "Mr. Gabelli then stated that without those shares, a quorum was not present…" These statements imply that Mr. Gabelli made a determination to adjourn the meeting on behalf of the Company. Advise us why adjournment of the meeting under the circumstances described in the press release was consistent with the Mr. Gabelli's fiduciary duty obligations. Refer to Section 36(a) of the Investment Company Act of 1940 and Investment Company Act Release No. 7659 (February 6, 1973)(explaining that management must determine if an adjournment is reasonable and in the interest of shareholders when aware of a shareholder's disagreement with or disinterest in a proposal).

Definitive Proxy Statement filed on May 14, 2010

7) The disclosure indicates that "[i]f the enclosed proxy is properly executed and returned in time to be voted at the Meeting, the Shares…represented thereby will be voted…" Please confirm for us, as has been represented during telephone conversations in which you have participated on June 8 and June 10, 2010, that the "polls did not open" and that no matters requiring security holder approval were put to a vote at the meeting.

8) The proxy statement indicates "[a] quorum of shareholders is constituted by the presence in person or by proxy of the holders of a majority of the outstanding shares of the Fund entitled to vote at the Meeting." Explain to us, with a view toward revised disclosure, how the Company makes determinations regarding whether shares are "entitled to vote." For example, advise us whether "entitled to vote" is a legal standard interpreted by the Company in its sole discretion at each meeting or if this legal standard is determined based on objective criteria such as the voting rights conveyed to the voting class of securities under the Company's charter or other governing document.

9) Please advise us, with a view toward revised disclosure, of the source of legal authority upon which the Company may rely, if any, to make determinations as to whether or not a security holder owns shares "entitled to vote" at a meeting in which security holders in the same class held by that security holder have been solicited. Please ensure that your response addresses what the relevant Company registration statement described, as well as what the Company charter or other governing document may specify, to be the voting rights attendant to the class of securities held by Lazard Asset Management, LLC. Please annotate your response with citations to the SEC filings that contain this information.

10) We note that Mario J. Gabelli, you and Bruce N. Alpert were identified as proxy holders on the Company's proxy card. The proxy card indicates that the authority conveyed by security holders to the proxy holders has been limited to voting on proposals or other such business properly brought before the meeting. To the extent the aforementioned proxy holders were authorized to vote by security holders, but did not exercise this authority, the proxy holders needed to rely upon "reasonable specified conditions." Refer Rule 14a-4(e) of Regulation 14A. Please direct our attention to any disclosure in the definitive proxy statement that was intended to serve as a "reasonable specified condition" or advise us of the legal basis upon which the Company concluded that the proxy holders' decision to not vote the shares would not contravene Rule 14a-4(e).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions